EXHIBIT 99.2

News Release                                  For more information, contact:
                                                       Mr. W. Scott Hartman
                                                            +352 46 37 56-1
                                       U.S. callers dial 011 352 46 37 56-1



           SC-U.S. REALTY REPORTS RESULTS FOR THIRD QUARTER 1999
           $200 Million Share Repurchase Programme 81.2% Complete


        (8 November 1999) - SC-U.S. Realty (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN-Code: LU0060100673) reported EBDADT (earnings before depreciation, amortisation and deferred taxes) of $0.47 per share for the quarter ended 30 September 1999, compared to $0.44 per share for the third quarter of 1998. Per-share EBDADT excluding net realised gains or losses from special opportunity investments (SOI) was $0.47 for the third quarter of 1999, an increase of 14.6% compared to $0.41 for the same period last year.

        SC-U.S. Realty's per-share EBDADT for the nine months ended 30 September 1999 was $1.36, compared to $1.51 per share for the same period in 1998. The primary reason for the lower per-share EBDADT was the decline in realised gains from the company's SOI portfolio. Per-share EBDADT excluding net realised gains or losses for the first nine months of 1999 was $1.34, an increase of 18.6% over per-share EBDADT excluding net realised gains or losses of $1.13 for the same period in 1998. Net asset value (NAV) was $24.98 per share at 30 September 1999.

        "On 29 June we announced Board approval to expand SC-U.S. Realty's share repurchase programme to invest up to $200 million in our own stock," said Jeffrey A. Cozad, managing director. "We made significant progress in executing this programme during the third quarter and are committed to prudently and successfully completing it," he said. As of 30 September 1999, SC-U.S. Realty had repurchased 8,445,811 shares for an aggregate cost of $162.4 million, representing approximately 9.8% of the company's shares outstanding when the programme was initiated. "The highest total rate of return investment opportunity we have today is share repurchase, and upon completion of the current $200 million programme we will have created significant shareholder value," said Mr. Cozad. He noted that SC-U.S. Realty has a strong asset base, an attractive long-term per-share EBDADT growth rate, an investment-grade balance sheet and growing free cash flow. "Given that the stock is currently trading at a 40+% discount to NAV, this presents an extremely compelling investment opportunity," he said.

        The third quarter was the first full quarter in which the company's ADRs traded on the New York Stock Exchange (NYSE). Since 24 June, when the listing took place, the percentage of trading volume in ADRs compared to shares increased steadily - from 6.5% in July to 43% during the month of September. In addition, the average daily trading volume for ADRs on the NYSE increased from 3,586 ADRs in July to 105,808 ADRs in September. As of 30 September 1999, approximately 43% of the company's free float had been converted to ADRs.

Strategic Investments Update

        SC-U.S. Realty's six strategic investments remain the primary contributors to the company's EBDADT. The three public strategic investees - CarrAmerica (NYSE: CRE), Regency (NYSE: REG) and Storage USA (NYSE: SUS) - contributed 80.4% of the EBDADT from strategic investments during the third quarter.




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        The company's three private strategic investees - City Center
Retail, CWS Communities and Urban Growth Property - contributed 19.6% of the EBDADT from strategic investments during the third quarter of 1999, compared to 11.3% in the third quarter of 1998. The contribution to EBDADT from the private companies was lower than anticipated due to a slower rate of capital deployment into these entities by SC-U.S. Realty, Mr. Cozad commented. "Our current capital allocation priority is share repurchase, however, it is important to note that our private strategic investees have successfully tapped the private debt markets for capital to execute their long-term strategies," he said. During the first nine months of 1999, the private strategic investees raised approximately $185.8 million of debt capital at an average annual interest cost of 7.5%. These companies have an average total debt to total book capitalisation ratio of 24.8% and an average fixed-charge coverage ratio of 4.8x. "The three private investees remain conservatively leveraged, are growing and raising attractively priced capital and are not exclusively dependent on SC-U.S. Realty's equity investment to pursue their respective long-term business strategies," Mr. Cozad said.

Special Opportunity Investments (SOI) Portfolio

        SC-U.S. Realty had 5.3% of its assets, at fair value, invested in SOI at 30 September 1999, compared with 12.5% at 30 September 1998. "We continue to be proactive in decreasing the percentage of publicly traded positions in our SOI portfolio," said W. Scott Hartman, senior vice president and chief financial officer. During the quarter, a net loss of $199,000 was realised in SOI; total unrealised losses in SOI increased to $61.8 million at 30 September from $41.2 million at 30 June. These losses are largely attributable to the poor performance of the entire U.S. public real estate sector. According to Mr. Hartman, SC-U.S. Realty expects to realise additional losses in the near term as some or all of these investments are sold and capital is redeployed into higher yielding initiatives, primarily the company's share repurchase programme. "The total return potential of an investment in our own stock is significantly higher than that afforded us by remaining invested in the publicly traded SOI positions today," he said.

        SC-U.S. Realty is a research-driven, growth-orientated real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. SC-U.S. Realty's strategic investments as of 30 September 1999 included ownership positions and commitments to six U.S. real estate operating companies with a combined market capitalisation of approximately $8.4 billion.

        The full supplemental financial information for the third quarter is available on the company's web site at http://www.sc-usrealty.com.

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All monetary figures are expressed in United States currency.

In addition to historical information, this press release contains forward-looking statements. These statements are based on current expectations, estimates and projections about the industry and markets in which Security Capital U.S. Realty operates, management's beliefs and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Actual operating results may be affected by changes in international, national or local economic conditions, competitive market conditions, and conditions in the securities markets and therefore may differ materially from what is expressed or forecasted in this press release.